NAME OF REGISTRANT: The Hartford Financial Services Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No.4 on The Hartford Financial Services Group, Inc.’s 2023 Proxy Statement:

Adopt and Disclose a Policy for the

Time-Bound Phase Out of Underwriting Risks Associated with

New Fossil Fuel Exploration and Development Projects

The Hartford Financial Services Group, Inc. Symbol: HIG

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., (“the Proponent”) is the investment advisor to the Green Century Equity Fund, which seeks your support for the climate-related proposal filed at The Hartford Financial Services Group, Inc. (“The Hartford” or “the Company”) in the 2023 proxy statement asking the Company to align its underwriting strategies with the emission reduction scenarios published by Intergovernmental Panel on Climate Change (IPCC) or International Energy Agency (IEA) designed to limit global temperature rise to 1.5°C. The Proponent believes that underwriting projects that create new supply of coal, oil, and gas will contribute to systemic financial risk, adversely affecting the Company and diversified investors. Further, continuing to enable fossil fuel emissions threatens to increase insured losses, adversely impact debt and equity holdings, and amplify regulatory, competitive, reputational, and portfolio risks.

RESOLVED: Shareholders request that the Board of Directors adopt and disclose a policy for the time-bound phase out of The Hartford’s underwriting risks associated with new fossil fuel exploration and development projects, aligned with the IPCC’s recommendation to limit global temperature rise to 1.5 degrees Celsius.

Supporting Statement:

The board and management, in its discretion, should define the scope, time frames and parameters of the policy, with an eye toward:

●	the well-accepted definition that new fossil fuel exploration and development projects include exploration for and/or development of oil, gas, and coal resources or reserves beyond those fields or mines that have already been permitted;
●	the pathways and time frames set forth by the International Energy Agency’s Net Zero by 2050 scenario or the IPCC’s low/no overshoot scenarios.

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RATIONALE FOR A “YES” VOTE

1.	Physical Risk Due to a Changing Climate - IPCC and IEA reports indicate that expanding fossil fuel supply is likely to push the world beyond the recommended limit of a 1.5°C temperature rise.[12] Exceeding the 1.5°C limit is predicted to result in dangerous physical risks, and, in some cases, irreversible natural resource damage, challenging the Company’s ability to assess risk or cover claims.
2.	Regulatory Risk - Public commitments to achieve net-zero emissions are coming under increasing scrutiny by the SEC.[3] Companies without transparent plans to achieve near- and medium-term emissions reductions may be subject to regulatory enforcement under the SEC’s proposed climate rule.[4] Adopting underwriting restrictions on new fossil fuel projects would demonstrate tangible progress toward fulfilling the Company’s net-zero goal.
3.	Competitive Risk - The Hartford lags peers in setting ambitious climate-related underwriting exclusions. Investors seeking climate leadership may turn elsewhere to invest.
4.	Reputational Risk - Failure to adopt more ambitious policies exposes The Hartford to public awareness campaigns and negative media coverage focused on the insurance industry’s role in fossil fuel expansion and the Company’s contributions to climate change.
5.	Portfolio Risk - Emissions associated with underwriting new risks for fossil fuel clients may increase the potential for negative impacts on insurers’ equity and debt holdings, weakening their own financial stability. Insurance-associated emissions may adversely impact diversified holders who may not be able to diversify away from large, system-wide risks such as climate change.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 4 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

Property and casualty insurers such as The Hartford are particularly exposed to an increasingly erratic climate caused, in part, by the emissions from their coal, oil, and gas clients. Predicted increases in the frequency and impact of natural catastrophes may lead to significantly greater insured losses and harm to diversified investors, including the insurers themselves, whose debt and equity investments may lose value from climate-related natural catastrophe losses.5

While The Hartford has taken the positive step of setting a net-zero emissions by 2050 goal across its full range of business, it concedes that “critical metrics and standards still need to be established to measure progress toward our net zero goal,” and that it is “focused on doing the essential work and necessary due diligence over the next few years.”6 Meanwhile, the IPCC has repeatedly warned that the world must start reducing greenhouse gas emissions now in order to avoid significant economic disruption and natural resource damage.7 Delaying near-term action to focus on quantifying greenhouse gas emissions may increase The Hartford’s risk. Adopting a policy for the time-bound phase out of underwriting new fossil fuel projects would demonstrate concrete action toward attainment of its net-zero by 2050 goal.

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1 https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_High_Res.pdf

2 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf. Pg 47.

3 https://www.sec.gov/spotlight/enforcement-task-force-focused-climate-esg-issues

4 https://www.mckinsey.com/capabilities/strategy-and-corporate-finance/our-insights/understanding-the-secs-proposed-climate-risk-disclosure-rule

5 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

6 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-Operations-By-2050/default.aspx

7 https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_SummaryForPolicymakers.pdf

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Such a policy could also help The Hartford avoid scrutiny by the SEC, which is more closely examining companies’ net-zero by 2050 commitments for elements of greenwashing8 and lessen competitive risk as European and North American peers, including Chubb, have adopted partial underwriting restrictions on oil and gas development.9 Further, The Hartford has the opportunity to reduce its reputational risk from public awareness campaigns focused on the insurance industry’s role in fossil fuel expansion.

II.	THE PROPOSAL ADDRESSES SHORT- AND LONG-TERM MATERIAL RISKS

Why is a time-bound phase out of underwriting new fossil fuel supply projects an appropriate strategy for The Hartford?

The proposal’s core ask - which is a commitment to the time-bound phase out new fossil fuel supply projects - is an appropriate strategy for The Hartford because it addresses both short-term regulatory, competitive, and reputational risks as well as long-term climate risk, which may adversely impact its ability to provide insurance, cover claims, and pay dividends to investors. Long-term risk also applies to diversified holders, including The Hartford, who may be unable to diversify away from systemic financial risks stemming from climate change.

III.	FAILING TO ADDRESS THE ROOT CAUSE OF CLIMATE CHANGE CREATES ONGOING RISKS FOR THE HARTFORD

The Hartford’s underwriting practices, which could extend the life of or expand extraction of gas and oil, run counter to its stated goal to reach net-zero emissions by 2050. The Hartford has taken the positive step of setting a net-zero emissions by 2050 goal across its full range of businesses, but it concedes that “critical metrics and standards still need to be established to measure progress toward our net zero goal.”10 As part of measuring its scope 3 emissions, The Hartford will need to account for insurance-associated emissions from its oil and gas clients and limiting exposure to the fossil fuel industry is a concrete and logical step that the Company can take in the near future.

A changing climate impedes insurance companies’ abilities to model the frequency and intensity of natural catastrophes and associated secondary perils.11,12 As insurance customers are increasingly exposed to erratic and difficult-to-model severe weather events, The Hartford may be challenged to accurately assess its underwriting risks, fulfill its prudential mandate, and maintain shareholder value.

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8 https://www.sec.gov/spotlight/enforcement-task-force-focused-climate-esg-issues

9 https://news.chubb.com/2023-03-22-Chubb-Announces-New-Climate-and-Conservation-Focused-Underwriting-Standards-for-Oil-and-Gas-Extraction

10 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-Operations-By-2050/default.aspx

11 https://www.spglobal.com/ratings/en/research/articles/210923-global-reinsurers-grapple-with-climate-change-risks-12116706

12 https://riskandinsurance.com/from-cat-5-to-secondary-perils-how-insurance-is-battling-climate-change-from-an-underwriting-and-investment-perspective/

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Further, underwriting new fossil fuel projects for short-term gain, will likely lock in decades of emissions once projects are fully operational.13, 14 This means that projects built today may produce well into the future, even as scientists and global organizations state that any emissions from now onward are not aligned with IPCC low/no overshoot 1.5⁰C scenarios or the IEA’s Net-Zero Roadmap.

The Hartford’s wish to maintain a pragmatic and flexible underwriting approach for new coal, oil, and gas projects contravenes climate science. Climate researchers are increasingly confident that unchecked emissions growth will lead to significant physical impacts, even in the near- to medium-term.15,16 Yet, The Hartford believes that maintaining flexibility is warranted given that “geopolitical and economic events have underscored the need for insurers to remain pragmatic and flexible in their underwriting approach during the energy transition.”

On the face of it, this is a reasonable, tempered approach to a complex economic and political situation. Yet, despite the outbreak of the war in Ukraine, the European Union’s greenhouse gas emissions are set to decline by less than 1% in 2023, and three Europe-based insurers, including Munich Re, the world’s largest reinsurer, Hannover Re, and Swiss Re have increased their underwriting restrictions for upstream and midstream oil and gas development since the beginning of the war.17,18,19

The proposal’s request for a time-bound phase out of underwriting new fossil fuel supply projects provides sufficient flexibility for board and management implementation. In its opposition statement, the Company states that “divestitures and exclusions are not the optimal foundation to reach net-zero” but fails to acknowledge that it has already adopted underwriting exclusions on coal power projects and new and existing clients in the coal and tar sands industries. The Hartford has embraced an exclusion/divestiture approach, ostensibly to withdraw its support from high-emitting and environmentally damaging industries, yet it now rejects such an approach, even when the proposal clearly provides discretion for the Company to set its own timeframe for an underwriting phase out.

IV.	THE COMPANY FACES REGULATORY RISK FROM INCREASED SEC SCRUTINY

Under the SEC’s proposed climate risk disclosure rule, companies that have adopted net-zero by 2050 commitments may need to disclose transition plans for achieving their greenhouse gas emissions reduction targets.20 If this portion of the rule is adopted, then The Hartford would need to demonstrate that its internal strategies align with its net-zero goal in order to avoid the appearance of greenwashing. A policy that excludes underwriting new fossil fuel projects would demonstrate that The Hartford takes seriously its net-zero commitment.

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13 https://mediamanager.sei.org/documents/Publications/Climate/SEI-DB-2015-Carbon-lock-in-supply-side.pdf

14 https://www.wri.org/insights/carbon-lock-in-definition

15 https://www.ipcc.ch/2022/04/04/ipcc-ar6-wgiii-pressrelease/

16 https://www.washingtonpost.com/climate-environment/2022/02/28/ipcc-united-nations-climate-change-adaptation/

17 https://global.insure-our-future.com/worlds-largest-reinsurer-announces-major-new-oil-and-gas-policy/

18 https://global.insure-our-future.com/hannover-re-oil-gas-exit/

19 https://global.insure-our-future.com/swiss-re-leads-insurance-exodus-from-oil-and-gas/

20 https://www.mckinsey.com/capabilities/strategy-and-corporate-finance/our-insights/understanding-the-secs-proposed-climate-risk-disclosure-rule

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The Hartford cites regulatory risks related to adopting underwriting exclusions for fossil fuel development, but it already has underwriting exclusions on new fossil fuel development. In its opposition statement, the Company raises the regulatory concern that the proposal does not account for the risks and complexities faced by a highly-regulated insurance company adopting a broad, exclusionary policy,21 but The Harford already adopted a broad, exclusionary policy when it announced underwriting exclusions in 2019 for new and existing risks related to coal and tar sands. The Proponent sees an expansion of this policy as functionally the same.

The Hartford must consider climate risk in its underwriting and investment decisions. Even though certain states are contemplating limiting insurers’ abilities to assess environmental, social, and governance risks, assessing environmental risk is a core function of The Hartford’s ability to determine its risk appetite. Exclusionary policies on underwriting new fossil fuel projects are an extension of its strategy to limit climate risk.

Recently in Connecticut, state lawmakers introduced a bill that would impose an annual 5% surcharge on fossil fuel industry premiums for any insurer licensed in the state. The rationale behind the bill was that state and local governments would bear the increasing costs of climate change impacts, while “the insurance industry continues to earn profits on the underwriting of the activities that directly contribute to climate change.”22 Although the bill did not pass, it may be a harbinger of similar bills in other states.

V.	THE HARTFORD LAGS INDUSTRY PEERS IN SETTING AMBITIOUS UNDERWRITING EXCLUSIONS

In its opposition statement, The Hartford writes that “The implication of the Proposal is that investors cannot put trust in the good efforts of a company on net zero without proscriptive policies, which we believe is inherently incorrect.” In making such an assumption, the Company is overlooking the fact that, as of 2022, a total of 41, 23, and 14 global insurers have adopted underwriting restrictions for coal, tar sands oil, and conventional oil and gas expansion, respectively.

Investors observe that The Hartford lags behind competitors and peers, as its current restrictions on fossil fuel underwriting are no longer best practice. Commitments made by global insurers exceed The Hartford’s underwriting exclusion of tar sands risks and its partial underwriting exclusions of risks related to coal plant construction and coal-related operations:

●	Chubb - In March 2023, Chubb was the first U.S insurer to announce oil and gas development restrictions. It will now require oil and gas extraction clients to reduce methane emissions and will no longer provide insurance coverage for oil and gas projects in government-protected conservation and other protected areas.[23]

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21 https://www.sec.gov/Archives/edgar/data/874766/000087476622000028/hartfordproxy2022.htm

22 https://www.insurancejournal.com/news/east/2023/03/07/710909.htm

23 https://news.chubb.com/2023-03-22-Chubb-Announces-New-Climate-and-Conservation-Focused-Underwriting-Standards-for-Oil-and-Gas-Extraction

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●	AIG - In March 2022, AIG committed to a net-zero emissions goal by 2050, using science-based emissions reduction targets, and to not invest in or provide insurance cover for any new Arctic energy exploration.[24]
●	Swiss Re – Starting in July 2023, Swiss Re will no longer provide individual insurance covers for oil and gas companies responsible for the world’s 10% most carbon-intensive oil and gas production.[25]
●	Generali - In June 2021, Generali announced that it would no longer underwrite upstream oil and gas activities.[26]
●	Suncorp - Suncorp has committed to not directly invest in, finance, or underwrite new oil and gas exploration or production by 2025.[27]
●	Zurich - In November 2021, Zurich ruled out underwriting upstream oil greenfield exploration projects from companies without transition plans.[28]

VI.	THE HARTFORD IS EXPOSED TO REPUTATIONAL RISK FROM PUBLIC AWARENESS CAMPAIGNS

The Hartford may be exposed to public awareness campaigns and negative media coverage focused on the insurance industry’s role in fossil fuel expansion and the Company’s contribution to climate change. Because insurance coverage enables capital to flow to new fossil fuel projects, insurers that provide policies to such projects are coming under fire from environmental groups. As an example, Chubb has been the subject of a public awareness campaign which has included protests in front of the CEO's home and media articles criticizing its environmental approach.29 Similarly, Liberty Mutual has been targeted by activists for underwriting the controversial Keystone XL and Trans Mountain tar sands oil pipelines.30

By contrast, insurers taking steps to scale back their underwriting of fossil fuel expansion have received positive press. For example, AIG in Reuters,31 the insurers who are the founding members of the Net Zero Insurance Alliance, also in Reuters32, AXA in the New York Times,33 Munich Re and Hannover Re in Insurance Business America34 and Corporate Knights,35 Swiss Re in the Insurer,36 and Allianz in the Insurance Journal37 and GreenBiz.38

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24 https://aig.gcs-web.com/node/53226/pdf

25 https://reports.swissre.com/2021/assets/pdf/AR21_SURE_Sustainability_Report_2021.pdf. Pg 34.

26 https://www.insurancebusinessmag.com/us/news/environmental/generali-unveils-ambitious-climate-goals-259573.aspx

27 https://www.suncorpgroup.com.au/corporate-responsibility/sustainable-growth/responsible-banking-insurance-investing

28 https://www.insurancejournal.com/news/international/2021/11/18/642779.htm

29 https://www.insurancebusinessmag.com/us/news/environmental/climate-gets-personal--activists-protest-at-chubb-ceos-home-363601.aspx

30 https://www.insurancebusinessmag.com/us/news/environmental/liberty-mutual-slammed-for-tar-sands-involvement-235233.aspx

31 https://www.reuters.com/business/sustainable-business/insurer-aig-steps-back-coal-arctic-energy-underwriting-2022-03-01/#:~:text=March%201%20(Reuters)%20%2D%20U.S.,coal%20mines%20or%20oil%20sands.

32 https://www.reuters.com/business/sustainable-business/big-insurance-companies-launch-net-zero-climate-alliance-2021-07-11/

33 https://www.nytimes.com/2021/11/23/business/dealbook/insurance-companies-coal.html

34 https://www.insurancebusinessmag.com/us/news/environmental/revealed--how-us-insurers-compare-when-it-comes-to-exiting-fossil-fuel-support-424267.aspx

35 https://www.corporateknights.com/category-climate/are-insurance-companies-walking-away-from-fossil-fuels/

36 https://www.theinsurer.com/news/europes-big-four-reinsurers-lead-industrys-nascent-exodus-from-conventional-oil-and-gas/

37 https://www.insurancejournal.com/news/international/2022/05/03/665770.htm

38 https://www.greenbiz.com/article/insurance-giant-allianz-sets-oil-and-gas-exit-strategy

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The Hartford received positive press when it announced its commitment to a goal of achieving net-zero carbon emissions across its operations and investments by 2050.39 The Company has the potential to become a leader in the industry by adopting exclusions on new coal, oil, and gas projects from its underwriting and investment activities. By doing so, The Hartford could align its business practices more closely with the goals of the Paris Agreement and other international climate commitments.

VII.	RESPONSE TO THE HARTFORD’S BOARD OF DIRECTOR’S STATEMENT IN OPPOSITION

The Hartford contends that “The Proposal points to recent world events – most notably the ongoing conflict in Ukraine – as having improved the prospects of a divestiture-driven energy strategy.” The proposal does not suggest that a war in Ukraine is in any way linked to a divestiture-driven energy strategy. Rather, the proposal’s perspective is that conventional oil and gas sources take approximately five years to develop from discovery to first production.40,41 Capital dedicated to such projects may be better spent on the transition to a low-carbon economy, and, if history is prologue, there will continue to be geopolitical conflicts over access to fossil fuels. Turning back the clock in the face of new conflicts would jeopardize necessary progress toward a decarbonized society.

The Hartford claims that the proposal which asks it to exclude underwriting “associated with” new fossil fuel exploration and development is vague. However, the proposal uses appropriately macro-level language and provides the board and management ample flexibility to define the scope, time frames, and parameters of the exclusion policy.

The Hartford inaccurately claims that the proposal would limit it from supporting “the many energy companies that are on the right path - energy companies have the technology, infrastructure, expertise and scale that are critical to global energy transition.” We believe The Hartford should underwrite policies supporting energy companies that have credible plans to develop and scale clean energy systems. The proposal simply requests that The Hartford provide investors with a timeline for phasing out projects, not companies, that expand fossil fuel supply and infrastructure.

Finally, The Hartford inappropriately speculates in its opposition statement, without evidence, that the “Inability to secure insurance from public insurers will result in energy companies seeking insurance in private or overseas markets, where there may be less accountability to stakeholders. In making such a claim without providing real-world evidence, The Hartford may be misleading shareholders.

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39 https://www.cbia.com/news/economy/the-hartford-greenhouse-gas-emissions/

40 https://www.sciencedirect.com/science/article/pii/S2666278720300106

41 https://www.gti.energy/wp-content/uploads/2019/10/40-LNG19-04April2019-Zeal-Tom-paper.pdf

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VIII.	CONCLUSION

Continuing to underwrite new fossil fuel supply is contrary to the recommendations of the IPCC and IEA for limiting the most severe impacts of climate change, and according to the IPCC, climate change will continue to increase natural catastrophe losses. Such losses have the potential to lower The Hartford’s overall profitability, and the impacts of climate change may destabilize financial returns for diversified holders, including The Hartford.

Shareholders are rightly concerned that The Hartford is not adequately aligned with either the IPCC’s low- or no-overshoot 1.5 ℃ scenarios or the IEA’s Net Zero by 2050 Roadmap. By continuing to underwrite fossil fuel expansion, The Hartford may be locking in carbon emissions for many decades. Voting in favor of the Proposal will provide important input to the board and management as to how to balance The Hartford’s short-term strategies against its long-term risk.

Shareholders are urged to vote FOR the proposal asking The Hartford to align with the IPCC’s low- or no-overshoot 1.5 ℃ scenarios or the IEA’s Net Zero by 2050 Roadmap and discontinue underwriting the development of new fossil fuel supply.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 4 following the instruction provided on the management’s proxy mailing.